Exhibit 21.1

Subsidiaries of Santa Maria Energy Corporation

Name of Subsidiary	Jurisdiction of Organization
Hyde Park Acquisition Corp. II	Delaware

Santa Maria Energy Holdings, LLC	Delaware

Santa Maria Energy, LLC	California

SM Energy Management, LLC	California